UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 10)*

Under the Securities Exchange Act of 1934

LITTLEFIELD CORPORATION

 (Name of Issuer)

COMMON STOCK, $.001 par value
(Title of Class of Securities)

537590101
(CUSIP Number)

Frederic Dorwart
Frederic Dorwart, Lawyers
124 East Fourth Street
Tulsa, Oklahoma 74103
(918) 583-9922
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 28, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Boston Avenue Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7,504,489
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
7,504,489
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,504,489
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.28%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (limited liability company)

1	NAMES OF REPORTING PERSONS
Yorktown Avenue Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		16,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
16,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.09%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (limited liability company)

1	NAMES OF REPORTING PERSONS
Stephen J. Heyman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7,520,489
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
7,520,489
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,520,489
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.38%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
James F. Adelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7,520,489
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
7,520,489
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,520,489
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.38%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Charles M. Gillman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7,550,489
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
7,550,489
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,550,489
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.55%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.                      Security and Issuer

Item 1 is hereby amended by deleting Item 1 of Amendment No. 9 in its entirety and replacing it with the following:

The Schedule 13D filed with the Securities and Exchange Commission on March 9, 2007 (the “Initial 13D”) and last amended on April 9, 2008 (“Amendment No. 9”) by the Reporting Persons is hereby amended by this Amendment No. 10 to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D or in its Amendments. The principal executive office address of the Issuer is 2501 North Lamar Blvd., Austin, Texas 78705.

Item 2.  Identity and Background

Item 2 is hereby amended by deleting Item 2 of Amendment No. 9 in its entirety and replacing it with the following:

This Amendment No. 10 is jointly filed by Boston Avenue Capital LLC (“Boston”), Yorktown Avenue Capital, LLC (“Yorktown”), Stephen J. Heyman, James F. Adelson, and Charles M. Gillman (the “Reporting Persons”). Stephen J. Heyman and James F. Adelson are the joint managers of Boston and Yorktown. Charles M. Gillman is the portfolio manager of Boston and Yorktown.

The principal office address for each of the Reporting Persons is 15 East 5th Street, Suite 3200, Tulsa, Oklahoma 74103.

The principal business of Boston and Yorktown is investing in securities. The principal occupation of each of Messrs. Heyman and Adelson is independent oil and gas exploration and development. The principal occupation of Mr. Gillman is an employee of Nadel and Gussman, LLC (“NG”) in which role he provides portfolio management services to business entities related to family members of Herbert Gussman.  Mr, Gillman is also the principal of Value Fund Advisors, LLC. Messrs. Heyman and Adelson are also the joint managers of NG.

None of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Boston and Yorktown are organized under the laws of the State of Oklahoma. Messrs. Heyman, Adelson and Gillman are U.S. citizens.

As disclosed in Item 4 below, the Reporting Persons are members of a new group and filed a Schedule 13D on August 28, 2012.

Item 3.  Source of Funds or Other Consideration

Item 3 is hereby amended by deleting Item 3 of Amendment No. 9 in its entirety and replacing it with the following:

As of the date hereof, by virtue of his position as a director of the Company, Mr. Gillman owns incentive stock options to purchase 30,000 shares of Common Stock, which options are vested and exercisable as of the date hereof.

As of the date hereof, Boston owns 7,504,489 shares of Common Stock and Yorktown owns 16,000 shares of Common Stock.  Collectively, Boston and Yorktown have invested approximately $9,841,896 (including commissions and fees) in such shares.  The source of these funds was the working capital of Boston and Yorktown.  As of the date hereof, neither Mr. Heyman nor Mr. Adelson directly own any shares of the Common Stock of the Issuer.

Item 4.                        Purpose of Transaction

Item 4 of Amendment No. 9 is hereby amended to add the following:

Value Fund Advisors, LLC, is no longer the manager of Boston and Yorktown.

The Reporting Persons are members of a new group as disclosed in the 13D filed by the Concerned Littlefield Shareholders on August 28, 2012.

As of the date hereof, Boston and AMC Holdings, Inc. (“AMC”) have discussed and are in negotiations respecting the purchase by AMC of shares of the Company in a private transaction in amounts and on terms not yet defined.

This Schedule 13D is not a solicitation of any action by shareholders of the Issuer. If a proxy statement is completed and filed, shareholders are advised to read the proxy statement when it becomes available because it will contain important information, and shareholders should rely on such proxy statement and not on this Schedule 13D. The proxy statement, if filed, will be available for free at the SEC’s website at http://www.sec.gov.

Item 5.                        Interest in Securities of the Issuer

Item 5(a) and (b) is hereby amended by deleting Item 5(a) and (b) of Amendment No. 9 in its entirety and replacing it with the following:

(a) and (b)                      As of August 3, 2012, the Issuer had 17,337,901 shares of Common Stock outstanding, based on the information contained in the Issuer’s Form 10-Q for the quarter ended June 30, 2012, filed on August 14, 2012.

As of the date hereof, Mr. Gillman owns incentive stock options to purchase 30,000 shares of Common Stock, which options are vested and exercisable as of the date hereof (approximately 0.17%) (the “Gillman Shares”).  Upon exercise of such options, Mr. Gillman will have sole voting and investment power over the Gillman Shares.

As of the date hereof, Boston owns 7,504,489 shares of Common Stock (approximately 43.28%) and Yorktown owns 16,000 shares of Common Stock (approximately 0.09%). Boston and Yorktown each have sole direct voting and investment power over their respective shares of Common Stock. As joint managers of each of Boston and Yorktown, Messrs. Heyman and Adelson may each exercise voting and investment power over the shares of Common Stock held by Boston and Yorktown. As portfolio manager for each of Boston and Yorktown, Mr. Gillman may also exercise voting and investment power over the shares of Common Stock held by Boston and Yorktown. As a result, Messrs. Heyman, Adelson and Gillman may each be deemed to be the indirect beneficial owners of shares of Common Stock held by Boston and Yorktown. Messrs. Gillman, Heyman and Adelson disclaim beneficial ownership of the Common Stock held by Boston and Yorktown except to the extent of their pecuniary interest therein. Similarly, Boston and Yorktown disclaim beneficial ownership of the shares held directly by the other.

As previously disclosed in Item 4, certain of the Reporting Persons have formed a new group and filed a Schedule 13D on August 28, 2012.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Gillman is a director of the Company.

Mr. Gillman is also the principal of Value Fund Advisors, LLC (“VFA”).  In 2007 and 2008, VFA was an investment advisor to Boston and Yorktown and in 2007 and 2008 VFA purchased more than 5.5 million shares of common stock directly from the Company.  The funds used to acquire these shares came from the working capital of Boston, and the shares were issued directly to Boston (and Boston continues to own such shares).  A 2008 stock purchase agreement between VFA and the Company (the “2008 Agreement”) relating to these shares is still in effect and provides for certain rights and obligations. The 2008 Agreement gives VFA the right to recommend up to two individuals for consideration by the Company’s nominating committee, for nominations for the Company’s board of directors through December 31, 2012.  The 2008 Agreement also provides that VFA will not sell any of its stock holdings in the Company before December 31, 2012, without the consent of the Company.  In accordance with the 2008 Agreement, the Company filed a registration statement with the SEC covering all unregistered shares acquired by VFA (which shares are held directly by Boston).  Additionally, pursuant to the 2008 Agreement, the shares of Common Stock owned by Boston and Yorktown will be voted in support of all propositions recommended by the Company’s Board of Directors to the shareholders in the annual meeting proxy materials through December 31, 2012.

As disclosed under Item 4 above, Boston is in discussions to sell certain of the shares of the Company’s Common Stock owned by Boston to AMC.

Item 7.   Material to be Filed as Exhibits

Exhibit 99.1                       Joint Filing Undertaking

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:           September 7, 2012.

BOSTON AVENUE CAPITAL LLC

By:	/s/ Stephen J. Heyman
Stephen J. Heyman, Manager

YORKTOWN AVENUE CAPITAL, LLC

By:	/s/ Stephen J. Heyman
Stephen J. Heyman, Manager

/s/ Stephen J. Heyman
STEPHEN J. HEYMAN

/s/ James F. Adelson
JAMES F ADELSON

/s/ Charles M. Gillman
CHARLES M. GILLMAN